

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2018

Peter Van Vlasselaer, Ph.D.
Chief Executive Officer
ARMO Biosciences, Inc.
575 Chesapeake Drive
Redwood City, CA 94063

> **Re:    ARMO Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 29, 2017**
> **File No. 333-222371**

Dear Mr. Van Vlasselaer:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business
AM0010 with FOLFOX in Pancreatic Ductal Adenocarcinoma, page 80

1.  We note your disclosure on page 82 that 16% of patients treated with AM0010 plus FOLFOX experienced Grade 3 or 4 peripheral neuropathy, while 7% of patients treated with FOLFOX alone experienced Grade 3 or 4 peripheral neuropathy.  Given that fewer patients treated with FOLFOX alone experienced this adverse effect, please tell us why you believe that AM0010 may reduce the rates and severity of peripheral neuropathy associated with FOLFOX and improve tolerance to the chemotherapeutic regimen.

Executive Compensation, page 115

2.  Please update your compensation disclosure to provide the information called for by Item 402 of Regulation S-K as of December 31, 2017, the date of your most recently

completed fiscal year.  For guidance, please refer to Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Vanjoske at (202) 551-3614 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.  Please contact Ada D. Sarmento at (202) 551-3798 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc:     Heidi Mayon, Esq.